EXHIBIT 99.1

Ero Copper announces discovery of nickel sulphide system in the Curaçá Valley; intercepts 16.5 meters grading 1.22% nickel, including 3.8 meters grading 3.60% nickel

VANCOUVER, British Columbia, Sept. 29, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the discovery of a regional nickel sulphide system within the Curaçá Valley over an initial strike length of five kilometers. The system remains open in all directions and is highlighted by multiple surface expressions of nickel mineralization. Results from first-pass drilling conducted on two of the identified zones along the currently interpreted northeast and southwest boundaries of the system are highlighted by:

  VB Zone
    VB-17: 16.5 meters at 1.22% Ni, 0.17% Cu and 0.03% Co (1.37% NiEq), including 3.8 meters at 3.60% Ni, 0.22% Cu and 0.09% Co (3.92% NiEq)
      Interval includes 1.5 meters of massive-sulphide textures (~80% sulphides) grading 6.59% Ni, 0.26% Cu and 0.17% Co (7.11% NiEq)
    VB-25: 30.4 meters at 0.63% Ni, 0.12% Cu, 0.02% Co (0.72% NiEq), including 5.1 meters at 2.06% Ni, 0.25% Cu, 0.05% Co (2.28% NiEq)
      Interval includes 1.4 meters of massive-sulphide textures (~60% sulphides) grading 4.94% Ni, 0.14% Cu, 0.12% Co (5.30% NiEq)
  Lazaro ("LZ") Zone
    LZ-03: 24.1 meters at 0.81% Ni, 0.18% Cu and 0.04% Co (0.97% NiEq), including 13.0 meters at 1.11% Ni, 0.25% Cu and 0.05% Co (1.33% NiEq)
    LZ-06: 22.5 meters at 0.84% Ni, 0.15% Cu and 0.05% Co (1.02% NiEq), including 8.0 meters at 1.34% Ni, 0.25% Cu and 0.07% Co (1.61% NiEq)
    LZ-07: 17.7 meters at 0.93% Ni, 0.21% Cu and 0.05% Co (1.14% NiEq), including 5.0 meters at 1.15% Ni, 0.20% Cu and 0.06% Co (1.38% NiEq)

The newly discovered nickel system, known as the "Umburana System", is located approximately 20 kilometers from the Company's existing Caraíba processing facilities. The system was discovered using new detailed field mapping and soil geochemistry collected during the Company's 2021 and 2022 exploration programs in conjunction with the Company's airborne electromagnetic ("AEM") survey. First-pass drilling comprised of 48 drill holes initially testing where ultramafic rocks have been mapped at surface. The ongoing program has identified large intervals of disseminated and interstitial nickel sulphides as well as zones of high-grade semi-massive (containing approximately 30% to 60% sulphides) and massive sulphides (containing approximately 60% to 80% sulphides), with massive sulphide intercepts up to 1.5 meters in thickness grading up to 6.59% nickel (7.11% NiEq). Nickel mineralization outcrops at surface, is evident in trenches and remains open down-plunge. Maximum depth of drilling to date is approximately 300 meters below surface. There are four exploration drill rigs currently operating on the system.

Commenting on the discovery, David Strang, Chief Executive Officer, said "This is a significant and pivotal moment for the Company and, more broadly, for the region. To think that copper in the Curaçá Valley was first documented in the late 1700s and we are just now discovering nickel sulphide mineralization not far from where copper has been mined for over 40 years is truly remarkable. As a Company, we have been working to better understand the potential for nickel occurrences since first observed within the Vermelhos Mine in 2018. With newly compiled datasets, dedicated resources focused exclusively on understanding and finding nickel and a complete re-look of several historic datasets this past year, our efforts and persistence have paid off. We believe today's results confirm the Curaçá Valley's potential to be a globally significant magmatic sulphide district for both copper and nickel."

Mike Richard, the Company's Chief Geological Officer, added "From my perspective, this is the most significant development in the Curaçá Valley's regional exploration program to date. I am incredibly proud of our exploration team for their contributions to making our first nickel discovery and believe we are at the early stages of unlocking significant value for the Company. These zones are the first targets we have drill tested in what is an emerging new exploration frontier, and based upon results to date, we have good geological evidence to support the "key" signatures for nickel potential that we expect will vastly enhance our nickel exploration program in the months and years ahead."

TECHNICAL DISCUSSION

The first significant documented occurrence of nickel sulphides in the Curaçá Valley was made by the Company during the Vermelhos Mine development, and later in discrete zones of copper-nickel massive sulphides within the Siriema Deposit in late 2018 and 2019, respectively. Detailed geologic mapping, comprehensive multi-element soil geochemistry and re-interpretation of the Company's available geophysical datasets throughout 2021 and the first-half of 2022 has resulted in the discovery of a new nickel system featuring favourable geology with coincident geochemical and geophysical anomalies. To date, detailed exploration has focused on two target areas located at the interpreted northeast and southwest boundary of a five-kilometer system each characterized by multiple expressions of outcropping nickel mineralization in the form of gossans, geochemical and geophysical anomalies - all associated with mafic-ultramafic intrusions. Please refer to Figure 3 for a plan view map of the Umburana System.

Initial drill-testing at the northeast and southwest boundaries of the currently known system has identified nickel sulphide mineralization ranging from disseminated and interstitial nickel sulphides (containing less than 10% sulphides) extending over 50 meters in thickness to patchy net-textured sulphides (containing approximately 10% to 30% sulphides) with localized centimeter up to 1.5 meter thick massive-sulphide lenses (containing approximately 60% to 80% sulphides) grading up to 6.59% nickel (7.11% NiEq). Mineralization within these zones is hosted by pyroxenite and peridotite ultramafic rocks. Sulphide minerals are mainly pyrrhotite, pentlandite (loop-textured where massive sulphide, see Figure 1) with lesser pyrite and chalcopyrite. Loop-textured pentlandite is an important geologic indicator commonly observed in magmatic nickel sulphide deposits. The full extent of the system is unknown at this time. Mineralization remains open down-dip and along strike. Exploration work remains ongoing.

No metallurgical testwork has been completed to date. Metallurgical samples from select drillhole composites within the Umburana System are currently being collected for preliminary testwork including detailed mineralogy as well as laboratory flotation tests. Where applicable, nickel equivalent ("NiEq") in this press release has been calculated using the following formula: NiEq = Ni + (Cu x $3.50/$9.80) + (Co x $25.50/$9.80). No adjustment for metallurgical recoveries has been made when calculating NiEq.

VB Zone

At the northeast extent of the Umburana System nickel-bearing ultramafic rocks have been identified over 1.4 kilometers north-south and up to 200 meters east-west using surface mapping supported by soil geochemistry and 20 trenches. To date, 24 holes with assay results have been received. Mineralization within the VB Zone is primarily comprised of disseminated, and patchy net-textured nickel sulphide mineralization with zones of high- grade massive sulphide mineralization featuring localized thickening of up to 1.5 meters grading up to 6.59% nickel (7.11% NiEq). Within the VB Zone, higher-grade mineralization appears to be focused at the base of a pyroxenite intrusion. Mineralization occurs predominantly within orthopyroxenites ranging from isotropic to locally banded.

Within the central high-grade portion of the VB Zone, results are highlighted by two holes, VB-05 and VB-17, both located on the same section, which intercepted high-grade massive sulphides of up to 1.5 meters grading up to 7.11% NiEq within broader mineralized intervals ranging between approximately 17 and 20 meters grading between 0.75% NiEq to 1.37% NiEq. Please see "VB Zone Intercepts" table below for complete results.

The deepest drilling to date within the VB Zone is highlighted by hole VB-25 that intercepted high-grade massive sulphide of up to 1.4 meters grading up to 5.30% NiEq, approximately 290 meters below surface. When combined with surface trenching and previously highlighted intercepts in hole VB-05 and hole VB-17, high-grade nickel sulphide mineralization can be traced from surface to over 300 meters down-dip. Additional exploration work to understand the relationship between these high-grade massive sulphide intercepts and other intercepts of high-grade nickel mineralization identified throughout the VB Zone remains ongoing.

There are currently three drill rigs active within the VB Zone. Please see Figures 4 and 5 for additional details on drill hole locations and intercepts.

VB Zone Intercepts

Hole ID	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Co (%)
VB-01	73.9	80.9	6.9	0.21	0.06	0.01
and	151.4	153.5	2.1	0.24	0.08	0.02
VB-02	225.4	231.1	5.7	0.16	0.04	0.01
VB-03	80.3	89.8	9.5	0.15	0.03	0.01
and	115.5	131.5	16.0	0.24	0.07	0.01
and	140.5	147.5	7.0	0.48	0.10	0.01
including*	145.5	146.0	0.5	3.63	0.28	0.07
VB-04	138.1	146.6	8.5	0.28	0.23	0.01
including	139.6	140.6	1.0	1.80	0.22	0.07
VB-05	144.0	163.8	19.8	0.65	0.14	0.02
including	150.0	157.9	7.8	1.18	0.24	0.03
including*	152.4	152.9	0.5	5.88	0.05	0.15
VB-06	NSI	NSI	NSI	NSI	NSI	NSI
VB-07	33.1	42.1	9.0	0.16	0.06	0.02
VB-08	105.7	113.7	8.0	0.13	0.04	0.01
and	157.2	177.9	20.7	0.51	0.09	0.02
including	161.8	164.6	2.8	2.07	0.18	0.07
including*	163.6	164.1	0.5	5.76	0.17	0.16
and	176.2	177.9	1.7	1.25	0.24	0.04
including	176.7	177.2	0.5	2.12	0.24	0.07
VB-09	53.6	54.6	1.0	0.72	0.07	0.02
VB-10	52.1	58.1	6.0	0.13	0.03	0.01
and	114.6	127.3	12.7	0.26	0.07	0.01
including	123.6	126.6	3.0	0.43	0.11	0.02
VB-11	42.8	48.8	6.0	0.22	0.04	0.00
VB-12	104.5	110.0	5.5	0.23	0.06	0.01
VB-13	133.7	168.6	34.9	0.44	0.09	0.01
including	161.5	167.5	6.0	1.04	0.20	0.04
including	163.5	165.5	2.0	1.48	0.31	0.05
VB-14	237.7	270.7	33.1	0.32	0.12	0.01
including	261.7	270.7	9.1	0.48	0.20	0.02
including	269.3	270.7	1.4	1.12	0.26	0.04
VB-15	83.7	115.7	32.0	0.15	0.06	0.01
VB-16	94.0	113.0	19.0	0.14	0.04	0.01
VB-17	203.6	220.1	16.5	1.22	0.17	0.03
including	204.2	208.1	3.8	3.60	0.22	0.09
including*	204.2	205.7	1.5	6.59	0.26	0.17
and	225.1	236.1	11.0	0.25	0.13	0.01
VB-18	NSI	NSI	NSI	NSI	NSI	NSI
VB-19	NSI	NSI	NSI	NSI	NSI	NSI
VB-20	256.2	278.0	21.7	0.39	0.09	0.01
VB-21	231.9	246.4	14.5	0.37	0.17	0.02
including	244.8	245.4	0.5	0.95	0.14	0.16
VB-22	106.7	111.0	4.3	0.14	0.06	0.01
VB-23	221.4	224.2	2.8	0.21	0.07	0.01
VB-25	276.6	280.6	4.0	0.26	0.09	0.01
and	290.6	321.0	30.4	0.63	0.12	0.02
including	315.9	321.0	5.1	2.06	0.25	0.05
including*	319.6	321.0	1.4	4.94	0.14	0.12

NSI denotes no significant intercept grading above 0.10% Ni. Drill holes were drilled from surface. Holes not included are either pending assay results or have been included in a different section of this press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

(*) denotes interval of massive sulphide within larger reported intercept.

Figure 1: Drill core from the deepest intercept to date in the VB Zone (hole VB-25 at ~319 meters) highlighting loop textured pentlandite in (a) and high-grade massive sulphide intervals within the zone (b).

LZ Zone

At the southwest extent of the Umburana System, located approximately 20 kilometers from the Company's Caraíba milling operations and approximately 3.2 kilometers southwest of the VB Zone, nickel-bearing ultramafic rocks have been identified over 500 meters in strike- length and approximately 50 meters in apparent thickness using surface mapping supported by geochemistry, AEM response and eight trenches. To date, 24 holes with assay results have been received. Mineralization within the LZ Zone is primarily comprised of disseminated nickel sulphide mineralization with intercalated intervals of interstitial and net-textured sulphides (see Figure 2). Within the 500-meter identified strike length of the LZ Zone, a zone of higher- grade mineralization has been identified within the footwall of the mafic-ultramafic intrusion associated with a peridotite layer.

Results within the footwall of the LZ Zone are highlighted by two holes, LZ-03 and LZ-07, both located on the same section, which intercepted broad mineralized intervals between 18 and 24 meters grading between 0.97% NiEq to 1.14% NiEq. South along strike, hole LZ-06, drilled approximately 50 meters from holes LZ-03 and LZ-07, intercepted 22.5 meters grading 1.02% NiEq. When combined with surface trenching, higher-grade mineralization within the footwall of the LZ Zone can be traced from surface approximately 190 meters down-dip. Please see "LZ Zone Intercepts" table below for complete results.

The deepest drilling to date within the LZ Zone is highlighted by hole LZ-24 that intercepted broad mineralization over approximately 46 meters grading 0.27% NiEq from approximately 185 meters downhole. At the bottom of this broader mineralized intercept, an extension of the high-grade peridotite layer of the footwall zone, approximately 200 meters below surface, was intercepted over 5.7 meters grading 1.08% NiEq indicating the footwall zone remains open along strike to the north and to depth. Hole LZ-24 is located approximately 50 meters north of the higher-grade mineralization identified in the footwall highlighted by holes LZ-03 and LZ-07, and approximately 100 meters north of the footwall intercept in hole LZ-06. Exploration drilling to understand the relationship between these higher-grade intercepts remains ongoing, and there is currently 1 drill rig working within the LZ Zone. In parallel, exploration efforts at the LZ Zone continue to use systematic geological mapping, trenching, ground electromagnetic ("EM") surveys and borehole EM surveys.

Please see Figure 6 and 7 for additional details on drill hole locations and intercepts.

LZ Zone Intercepts

Hole ID	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Co (%)
LZ-01	41.6	96.1	54.5	0.12	0.03	0.01
LZ-02	48.5	113.0	64.4	0.16	0.04	0.01
including	108.5	112.2	3.7	0.61	0.13	0.03
LZ-03	100.8	124.8	24.1	0.81	0.18	0.04
including	100.8	113.8	13.0	1.11	0.25	0.05
LZ-04	NSI	NSI	NSI	NSI	NSI	NSI
LZ-05	NSI	NSI	NSI	NSI	NSI	NSI
LZ-06	153.1	175.6	22.5	0.84	0.15	0.05
including	156.3	164.3	8.0	1.34	0.25	0.07
LZ-07	138.4	156.1	17.7	0.93	0.21	0.05
including	148.4	153.4	5.0	1.15	0.20	0.06
LZ-08	180.4	187.4	7.0	0.13	0.03	0.01
LZ-09	148.0	171.5	23.5	0.51	0.12	0.03
including	160.7	171.5	10.8	0.92	0.22	0.05
LZ-10	145.2	165.2	20.0	0.11	0.02	0.01
LZ-11	86.9	136.2	49.3	0.14	0.03	0.01
including	134.7	135.7	1.0	0.79	0.23	0.04
LZ-12	NSI	NSI	NSI	NSI	NSI	NSI
LZ-13	NSI	NSI	NSI	NSI	NSI	NSI
LZ-14	NSI	NSI	NSI	NSI	NSI	NSI
LZ-15	115.5	143.7	28.2	0.13	0.07	0.02
including	142.9	143.7	0.8	1.06	0.72	0.07
LZ-16	NSI	NSI	NSI	NSI	NSI	NSI
LZ-17	93.6	132.6	39.0	0.10	0.03	0.01
LZ-18	3.0	52.3	49.3	0.26	0.07	0.02
including	40.1	52.3	12.2	0.74	0.20	0.04
LZ-19	NSI	NSI	NSI	NSI	NSI	NSI
LZ-20	87.6	144.6	57.0	0.22	0.05	0.01
including	131.6	143.6	12.0	0.46	0.12	0.03
LZ-21	81.4	93.4	12.0	0.15	0.04	0.02
and	102.4	141.4	39.0	0.13	0.03	0.01
LZ-22	NSI	NSI	NSI	NSI	NSI	NSI
LZ-23	NSI	NSI	NSI	NSI	NSI	NSI
LZ-24	185.7	231.8	46.2	0.22	0.05	0.01
including	226.1	231.8	5.7	0.88	0.20	0.05

NSI denotes no significant intercept grading above 0.10% Ni. Drill holes were drilled from surface. Holes not included are either pending assay results or have been included in a different section of this press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

Figure 2: Patchy net-textured sulphides shown in detail for hole LZ-03 (~107 meters) (a) showing both pentlandite and pyrrhotite (b) within broader interval (100.8 to 124.8 meters) showing 24.1 meters at 0.81% Ni, 0.18% Cu and 0.04% Co (0.97% NiEq), including 13.0 meters at 1.11% Ni, 0.25% Cu and 0.05% Co (1.33% NiEq) in (c).

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT(S)

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources and mineral reserves all require additional work and analysis that remains ongoing. To date, there has been insufficient exploration and accompanying analysis to define a mineral resource and it is uncertain if further exploration will result in this nickel system being delineated as a mineral resource. Accordingly, the results herein may not be included in future NI 43-101 compliant mineral resources or mineral reserves depending on the results of this additional work and analysis, and other technical and/or economic reasons.

QUALITY ASSURANCE & QUALITY CONTROL

In support of its ongoing Umburana System exploration program, the Company is currently drilling on surface using third-party contracted core drill rigs. During the period from January 2022 through September 2022, third-party drill rigs were operated by Major Drilling do Brasil Ltda., and Layne Christensen Co. both of whom are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at the secure core logging and storage facilities of Mineração Caraíba S.A. (“MCSA”). Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on one- meter sample intervals unless an interval crosses a geological contact. All sample preparation is performed in MCSA’s secure on-site laboratory. Total nickel and copper is determined using a nitric-hydrochloric acid digestion and Atomic Absorption Spectrometry and/or Titration at the on-site laboratory. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Check-assays for nickel and copper were submitted to ALS Brasil Ltda’s facility located in Vespasiano, Minas Gerais, Brazil, at a rate of approximately 5%. ALS Brasil Ltda is a subsidiary of ALS Limited and is independent of the Company.

Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) of HCM Consultoria Geologica Eireli, who is a “qualified person” within the meanings of NI 43-101, has reviewed and approved the disclosure of technical information, including verification of the sampling, analytical and testing data in this press release. Quarterly reviews entail sampling and laboratory procedure review as well as verification of original assay certificates associated with a selection of samples from Company’s internal database included in this press release.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504 info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to potential extensions or expansion of identified nickel occurrences; unlocking value for the Company using geologic tools, the potential for the Curaçá Valley to be a globally significant magmatic sulphide district for any metal or commodity, the Company’s expectations, strategies and plans for future exploration activities related to nickel including the use of geophysics; the results of future exploration and drilling campaigns targeting nickel; the importance or significance of any nickel sulphide texture; the Company’s planned organic growth and exploration activities; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company's Annual Information Form for the year ended December 31, 2021 and dated March 11, 2022 (the "AIF") under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Figure 3
Umburana System - Plan Map

VB
Zone
LZ
Zone
0
500
1000m
Gneiss 1
Gneiss 2
Shear zone
Undifferentiated mafic or ultramafic
Mapped Ultramafic
Overturned synform
Geological or geophysical lineament
Nickel in soils above 90 percentile
Copper in soils above 90 percentile

Figure 3 Umburana System - Plan Map TSX: ERO NYSE: ERO 13 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Figure 4
VB Zone - Plan Map

VB-21
VB-18
VB-19
VB-14
VB-22
VB-06
VB-11
VB-23
A
A'
VB-03
VB-17
VB-20
VB-13
VB-25
VB-05
VB-08
VB-10
VB-04
VB-15
VB-12
VB-07
VB-16
VB-09
VB-01
VB-02
0
100
200m
Gneiss
Undifferentiated mafic or ultramafic
Mapped Ultramafic

Figure 4 VB Zone - Plan Map TSX: ERO NYSE: ERO 14 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Figure 5
VB Zone - East-West Composite Section

Figure 5 VB Zone - East - West Composite Section TSX: ERO NYSE: ERO 15 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Figure 6
LZ Zone - Plan Map

LZ-05
LZ-04
LZ-13
LZ-19
LZ-11
LZ-15
LZ-24
LZ-02
LZ-17
B
B'
LZ-07
LZ-09
LZ-18
LZ-03
LZ-12
LZ-01
LZ-08
LZ-06
LZ-20
LZ-21
LZ-10
LZ-14
LZ-16
LZ-23
LZ-22
0
50
100m
Gneiss 1
Gneiss 2
Undifferentiated mafic or ultramafic
Mapped Ultramafic
Shear zone

Figure 6 LZ Zone - Plan Map TSX: ERO NYSE: ERO 16 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Figure 7
LZ Zone - East-West Composite Section

Figure 7 LZ Zone - East - West Composite Section TSX: ERO NYSE: ERO 17 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada